ATTORNEYS AT LAW • A PROFESSIONAL CORPORATION	1810 Chapel Avenue West Cherry Hill, NJ 08002 (856) 661-1900 Fax: (856) 661-1919 www.flastergreenberg.com

Markley S. Roderick, Esquire Admitted in New Jersey & Pennsylvania
Direct Dial: (856) 661-2265 Email: mark.roderick@flastergreenberg.com

February 13, 2017

Sent by Email Only

Thomas Kluck, Legal Branch Chief
Office of Real Estate and Commodities
Securities and Exchange Commission
Washington, D.C. 20549
Email:  KluckT@sec.gov

Re:	Impact Housing REIT, LLC (the “Fund”)
Offering Statement on Form 1-A
Submitted December 1, 2016
File No. 024-10649

Dear Mr. Kluck:

This is in response to your letter of December 29, 2016, a copy of which is enclosed for your reference. Also enclosed are blacklined versions of the Offering Circular reflecting the changes we have made in response to your letter, each of which is described below.

The revised Offering Circular (but not the blacklined version) has also been filed through EDGAR.

Your Question #1

We note your response to comment 4. Please provide the information required by Item
403 of Regulation S-K.

Our Response:

We have revised the Offering Circular to add a new section titled “Security Ownership of Management,” which contains the information required by Item 403 in the tabular form indicated (to the extent applicable). We note that there are at this time no arrangements of the type described in Item 403(c).

Thomas Kluck, Legal Branch Chief
Securities and Exchange Commission
February 13, 2017

Your Question #2

We note your response to comment 1. Please revise your cover page to disclose the date the offering will end and any arrangements to place the funds in an escrow, trust or similar account. Please see Item 501(b)(8)(iii) of Regulation S-K.

 Our Response

We have revised the cover page of the Offering Circular to disclose the termination date of the Offering.  We have further revised the cover page to note that investors’ funds will be held in escrow until the Fund has reviewed and accepted their subscriptions and the minimum offering amount has been reached. Please note that we have identified the escrow agent but have not yet entered into a definitive escrow agreement.

Your Question #3

We note your response to comment 7 and your revised disclosure that you will raise or lower the price of your shares during the offering to reflect the net value of the company’s assets. In the offering circular, please discuss, to the extent possible, when the company expects the offering price to be changed to reflect the value of the company’s assets. Please also tell us how the company expects to calculate the net value of your assets. In addition, please tell us how often the offering price will be changed to reflect the net value of the assets.

Our Response

As disclosed in the “Price of Series A Investor Shares” sub-section of the “Securities Being Offered” section of the Offering Circular, the Fund’s Manager may increase or decrease the price per share of the Fund’s Series A Investor Shares to reflect changes in the net value of the Fund’s assets in its sole and absolute discretion, and that such changes will be reflected in a supplement or amendment to the Offering Circular.

We have revised this sub-section of the Offering Circular to further disclose that the Manager does not have any estimate or anticipated timetable regarding when or how often it will amend the offering price.  Such amendments will depend upon various factors which we do not believe are capable of reasonable estimation at this time, including, among other things (i) the amount of capital raised in the offering, (ii) the timing of asset acquisitions and dispositions by the Fund, and (iii) the value of assets acquired or disposed of by the Fund.

We have further revised this subsection of the Offering Circular to explain the components of “net asset value” and to provide a general description of the manner in which the Fund’s Manager intends to calculate the net value of its assets.

Thomas Kluck, Legal Branch Chief
Securities and Exchange Commission
February 13, 2017

Your Question #4

Please include a risk factor at the beginning of this section in regards to the risk that this is a blind pool offering and that investors will not have the opportunity to evaluate investments prior to purchasing shares in the offering. See Item 503(c) of Regulation S-K.

Our Response

We have added this risk factor as the first risk factor in the “Risks of Investing” section of the Offering Circular.

Your Question #5

We note your response to comment 19. We further note your disclosure on page 17 that your Sponsor has increased the properties net operating income by 62% per year and your similar NOI disclosure on page 40. Please revise your disclosure here or in the prior performance section to explain how you determine NOI for the projects. Also explain if other factors may have impacted the increase in NOI such as market trends or other factors unrelated to the sponsor.

Our Response

We have revised the disclosure in our prior performance section to explain how we determined NOI for the projects, as well as clarifying other definitions. The Fund is not aware of any specific factors or trends unrelated to the Sponsor that may have impacted the increase in NOI for these projects.

Your Question #6

We note your response to comment 16. Please revise your disclosure in this section to clearly state whether the acquisition or disposition fee that management may receive in the case of a joint venture could be higher than the acquisition or disposition fee that management is entitled to receive with respect to direct investments by the company.

Our Response

We have revised the “Compensation of Management” section of the Offering Circular to note that the acquisition and disposition fees that the Fund’s Manager may receive in connection with joint ventures may be higher than the acquisition and disposition fees that Fund’s Manager is entitled to receive with respect to direct investments by the Fund.

Your Question #7

We note your response to comment 1. Please revise your disclosure to provide all of the disclosure required by Item 8 of Industry Guide 5, including the total number of programs, investors, and amount raised. Please clarify what is being considered a prior Program.

Our Response

As revised, we believe that the “Past Performance: Our Track Record So Far” section of the Offering Circular provides all of the disclosures required.

Thomas Kluck, Legal Branch Chief
Securities and Exchange Commission
February 13, 2017

Your Question #8

We note your response to comment 22. We will continue to monitor for your response to this comment.

Our Response

Please note that we have identified the escrow agent but have not yet entered into a definitive escrow agreement.

Your Question #9

Please revise your signature page to conform to the requirements of Instruction 1 to the Signature section of Form 1-A. Please provide the signatures of the issuer, its principal executive officer, principal financial officer, principal accounting officer and a majority of the members of its board of directors or other governing body.

Our Response

The Fund has no direct employees or executive officers and is externally managed by its manager, Impact Housing REIT Manager, LLC.  We have revised the signature page to reflect that the Offering Circular is being signed by Mr. Lorin on behalf of the Fund and the Fund’s Manager. Mr. Lorin is, as of the date of this Offering Circular, the principal executive officer and principal financial and accounting officer of the Fund’s Manager.

Your Question #10

We note your response to comment 23 of our letter. In response to our comment, you focus on the guidance set forth in Industry Guide 5. However, please note that this guidance has been updated by CF Disclosure Guidance Topic 6. Please revise your prior performance disclosure to conform with the guidance set forth in Industry Guide 5, as updated by CF Disclosure Guidance Topic 6. For example only, Table I should be limited to the three most recent programs with investment objectives similar to those of the company.

Thomas Kluck, Legal Branch Chief
Securities and Exchange Commission
February 13, 2017

Our Response

We believe the prior performance disclosure does conform to Industry Guide 5, as supplemented by CF Disclosure Guidance Topic 6, except where noted:

•
Regarding the number of Projects listed in Table I, CF Disclosure Guidance Topic 6 provides “We are concerned that the volume of information may obscure other, more important disclosure about the registrant.  Therefore, we do not object if a registrant limits the Table I disclosure to the sponsor’s three most recent programs with investment objectives similar to those of the registrant.” In the simple manner we have presented it, we believe the information in Table I does not obscure more important disclosures, and indeed is very helpful to investors.

•
We have included Table II, with information regarding compensation received by our Sponsor and its affiliates from prior Programs in the past three years, because such information is not provided in Table IV (Completed Programs).

•
We have revised Table III to eliminate the tax-related data; as noted in CF Disclosure Guidance Topic 6, non-traded REITs are not pass-through vehicles for tax purposes and accordingly this information is not relevant to investors.

•
Regarding Table VI, CF Disclosure Guidance Topic 6 provides “[W]e do not believe that detailed information about the financing and expenses associated with individual property acquisitions made by the sponsor’s prior programs is likely to be material to an investment decision in the registrant.  Therefore, we generally do not object if a registrant omits the information called for in Table VI. Again, we believe the information presented in Table VI and the format in which it is presented may be useful to investors.

Your Question #11

We note your disclosure in the narrative preceding the tables that SRC acquired 26 apartment communities with a single investor. Please advise us of the number of investors for each of the projects and whether the investors had any management or investment control over the projects. We may have further comment.

Our Response

The chart below indicates the number of investors in each Project.

Note that one or more of the investors may itself have been a limited partnership or other entity in which there were multiple investors. The number and identity of these investors would not have been known to our Sponsor.

Thomas Kluck, Legal Branch Chief
Securities and Exchange Commission
February 13, 2017

Project	Number of Investors	Project	Number of Investors
Project 1	1	Project 21	8
Project 2	1	Project 22	10
Project 3	27	Project 23	1
Project 4	1	Project 24	7
Project 5	37	Project 25	9
Project 6	15	Project 26	5
Project 7	1	Project 27	3
Project 8	21	Project 28	3
Project 9	1	Project 29	6
Project 10	5	Project 30	7
Project 11	10	Project 31	3
Project 12	5	Project 32	1
Project 13	4	Project 33	1
Project 14	4	Project 34	3
Project 15	1	Project 35	2
Project 16	2	Project 36	1
Project 17	6	Project 37	1
Project 18	4	Project 38	1
Project 19	5	Project 39	1
Project 20	7

Your Question #12

Please note that the prior performance tables I through V should be included at the end of the offering circular.

Our Response

We have revised our Offering Circular to include the prior performance tables at the end of the Offering Circular rather than in a separate exhibit.

Your Question #13

We note your response to comment 24 and reissue in part our comment. Please note that the information should be provided only up to the date of disposition. If you believe the disclaimer is still necessary, please revise to state whether you believe that investors can rely on the information.

Thomas Kluck, Legal Branch Chief
Securities and Exchange Commission
February 13, 2017

Our Response

We have revised the prior performance tables section of the Offering Circular to note that “Even if there are inaccuracies, however, we believe they are not material to any individual prior performance table or to the prior performance tables as a whole and that investors may rely on the information as presented.”

*      *      *

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

Markley S. Roderick

Enclosures
cc:  Edward P. Lorin, CEO (sent via email with enclosures)